SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

21VIANET GROUP, INC.

(Name of Issuer)

Class A ordinary shares, par value, US$0.00001 per share

(Title of Class of Securities)

90138A103**

(CUSIP Number)

Mike Chiang Holland & Knight LLP 31 West 52nd Street New York, New York 10019 212.513.3415

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:       ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing six (6) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “VNET”.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138A103	Page 1 of 6

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) Tuspark Innovation Venture Ltd.
2	Check the appropriate box if a member of a group		(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds		WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		British Virgin Islands
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	94,415,771(1)
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	94,415,771
11	Aggregate Amount Beneficially Owned by each Reporting Person 94,415,771 representing Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 11.4% of the Class A Ordinary Shares(2)
14	Type of Reporting Person		CO

1 Represented by 15,735,962 ADSs, each of which represents six Class A ordinary shares (“Class A Ordinary Shares”).

2 Based on 827,197,383 Class A Ordinary Shares outstanding as of April 13, 2021, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 28, 2021. The reporting person beneficially owns 11.0% of the Issuer’s total outstanding ordinary shares and holds 8.0% of the voting power, which is based on 862,079,106 ordinary shares issued and outstanding as of April 13, 2021, comprising 827,197,383 Class A Ordinary Shares, 34,821,723 Class B ordinary shares (“Class B Ordinary Shares”), and 60,000 Class C ordinary shares (“Class C Ordinary Shares”).

CUSIP No. 90138A103	Page 2 of 6

1	Name of Reporting Person Tus-Holdings Co., Ltd.
2	Check the appropriate box if a member of a group		(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		People’s Republic of China
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	94,415,771(3)
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	94,415,771
11	Aggregate Amount Beneficially Owned by each Reporting Person 94,415,771, representing Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 11.4% of the Class A Ordinary Shares(4)
14	Type of Reporting Person		CO

3 Represented by 15,735,962 ADSs, each of which represents six Class A ordinary shares.

4 Based on 827,197,383 Class A Ordinary Shares outstanding as of April 13, 2021, according to the Form 20-F filed by the Issuer with the SEC on April 28, 2021. The reporting person beneficially owns 11.0% of the Issuer’s total outstanding ordinary shares and holds 8.0% of the voting power, which is based on 862,079,106 ordinary shares issued and outstanding as of April 13, 2021, comprising 827,197,383 Class A Ordinary Shares, 34,821,723 Class B Ordinary Shares, and 60,000 Class C Ordinary Shares.

CUSIP No. 90138A103	Page 3 of 6

This Amendment No. 1 (this “Amendment”) amends certain Items of the original Schedule 13D jointly filed with the SEC on July 13, 2016 by the above Reporting Persons (the “Schedule 13D”). The purpose of this Amendment is to report a greater than 1% decrease in ownership of the Issuer's ordinary shares held by the Reporting Persons. Except as set forth below, all previous Items on the Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Schedule 13D.

Item 2. Identity and Background.

This Schedule 13D is jointly filed on behalf of Tuspark Innovation Venture Ltd., a company incorporated under the laws of the British Virgin Islands (“Tuspark”) and Tus-Holdings Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Tus-Holdings”). The principal office address of Tuspark is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, the People’s Republic of China. The principal office address of Tus-Holdings is 14-17/F, Block A, Tsinghua University Science Park Innovation Plaza, Beijing, 100084, the People’s Republic of China. The principal business of Tuspark is investment holding. The principal business of Tus-Holdings is developing, constructing, operating and managing Tsinghua University Science Park (TusPark).

Tuspark is a wholly owned subsidiary of Tus-Holdings. Tus-Holdings is not controlled by any of its shareholders.

The name, business address, present principal occupation and citizenship of the directors and executive officers of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

On April 13, 2021, Tuspark completed the sale of shares back to the Issuer pursuant to a Share Repurchase Agreement, dated March 23, 2021 (the “SRA”), pursuant to which the Issuer agreed to repurchase, and Tuspark agreed to sell to the Issuer, 48,634,493 Class B ordinary shares of the Issuer (the “Class B Ordinary Shares”), at a purchase price of US$5.346 per share, for an aggregate purchase price of US$260,000,000 (the “Class B Share Repurchase”). The price of US$5.346 per ordinary share was calculated based on the price of US$32.076 per American depository share (“ADS”) of the Issuer, each representing six Class A ordinary shares of the Issuer, which is the product of (i) the 30-Day VWAP, multiplied by (ii) 88%. Pursuant to the SRA, “30-Day VWAP” means the daily volume weighted average price of the ADSs for the consecutive thirty (30) trading days ended on March 22, 2021. Following completion of the Class B Share Repurchase, Tuspark held 94,415,771 Class B Ordinary Shares, which were converted into the same number of Class A Ordinary Shares.

Pursuant to the terms of the SRA, Wenbin Chen, a director nominated by Tuspark to the Issuer’s Board of Directors, resigned as of April 13, 2021.

A copy of the SRA is attached hereto as Exhibit 99.2, and is incorporated by reference herein. The foregoing descriptions of the SRA and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreement attached hereto as Exhibit 99.2.

In addition, on March 23, 2021 (“Effective Date”) and April 12, 2021, Tuspark agreed to sell to Beacon Capital Group Inc. (“BCG”), and BCG agreed to purchase from Tuspark, 65,469,510 Class A Ordinary Shares at the same price per share agreed to in the Class B Share Repurchase, for an aggregate purchase price of US$350,000,000.46 (the “Class A Share Transfer”). The price per ordinary share was determined using the same calculations as in the Class B Share Repurchase, but is subject to certain adjustments in the event of a material fluctuation in the daily volume weighted average price of the ADSs for the period beginning on the thirtieth (30th) trading day before the Effective Date and ending on the closing date of the Class A Share Transfer. The closing of the Class A Share Transfer shall take place on the sixtieth (60th) day after the closing date of the Class B Share Repurchase (no later than June 15, 2021) or at such other time and place as may be mutually agreed upon by BCG and Tuspark, subject to each party’s satisfaction of certain customary closing conditions.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 90138A103	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

(a)-(b) Tuspark is the beneficial owner of 94,415,771 Class A Ordinary Shares, representing approximately 11.4% of the outstanding Class A Ordinary Shares. The foregoing percentage is based on 827,197,383 Class A Ordinary Shares outstanding as of April 13, 2021, according to the Form 20-F filed by the Issuer with the SEC on April 28, 2021.

Tus-Holdings, through its ownership of Tuspark, may be deemed to share voting and dispositive power over the Class A Ordinary Shares held by Tuspark.

(c) There have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons, dated May 14, 2021.

Exhibit 99.2 Share Repurchase Agreement, dated as of March 23, 2021.

CUSIP No. 90138A103	Page 5 of 6

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The business address for each director and executive officer of Tuspark is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, 100084, the People’s Republic of China. The business address for each director and executive officer of Tus-Holdings is 14-17/F, Block A, Tsinghua University Science Park Innovation Plaza, Beijing, 100084, the People’s Republic of China. The name, present principal occupation and citizenship of each director and executive officer of the Reporting Persons are set forth below:

Tuspark Innovation Venture Ltd.

Name and Position	Present Principal Occupation	Citizenship
Chuilan ZENG Director and Manager	Manager of Tuspark Innovation Venture Ltd.	People’s Republic of China

Tus-Holdings Co., Ltd.

Name and Position	Present Principal Occupation	Citizenship
Jiwu WANG Director	Chairman	People’s Republic of China
Zhiqiang LI Director	Vice Chairman	People’s Republic of China
Xu WU Director	Vice Chairman	People’s Republic of China
Qingyu PENG Director	Vice Chairman	People’s Republic of China
Zhigang MA Director	Vice Chairman	Macau
Qinhang LU Director	Vice Chairman	People’s Republic of China
Yanhua ZHOU Director	Director	People’s Republic of China
Gongping XIE Director	Director	People’s Republic of China
Lin LU Director	Independent Director	People’s Republic of China
Xiaowei CAI CEO	CEO of Tus-Holdings Co., Ltd.	People’s Republic of China

CUSIP No. 90138A103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 14, 2021

Dated: May 14, 2021

Tuspark Innovation Venture Ltd.

By:	/s/ Chuilan ZENG
Name: Chuilan ZENG
Title: Director and Manager

Tus-Holdings Co., Ltd.

By:	/s/ Xiaowei CAI
Name: Xiaowei CAI
Title: President